Integra Resources Outlines 2020 Exploration and Engineering Programs,

Delineates Further High Grade Potential at Florida Mountain

• Final drill holes received from the 2019 Florida Mountain Deposit metallurgical sampling program, highlighting high- grade gold and silver outside of current resource boundary:

° IFM19-073: 40.39 g/t gold and 11.38 g/t silver over 1.52 m

° IFM19-074: 9.73 g/t gold and 19.55 g/t silver over 1.52 m

• Dual track strategy in 2020 designed to concurrently grow the resource base and de-risk the DeLamar Project

• 2020 Exploration Plan: Focus on New Discoveries and Resource Growth

° 16,000+ meters (“m”) of exploration focussed drilling planned for both high-grade and low-grade bulk-tonnage gold-silver targets to include War Eagle, Milestone, Blacksheep, and the extensional targets adjacent to current resources at Florida Mountain and DeLamar Deposits.

° Increased target generation and definition work on regional targets to include induced polarization (“IP”) studies, soil geochemical test-work programs, and structural mapping.

• 2020 Engineering Plan: Updated PEA and Pre-Feasibility Level Studies

° Updated Preliminary Economic Assessment (“PEA”) to incorporate portions of the 1.9 Moz AuEq of M&I unoxidized material, and 0.3 Moz AuEq of Inferred unoxidized material from the DeLamar Deposit not included in the September 2019 maiden PEA.

° 7,000 m metallurgical drill program designed to characterize recovery variability within oxide and transitional mineralization. The program will further optimize processing options at DeLamar and Florida Mountain, and advance metallurgical knowledge toward a pre-feasibility level on both deposits.

° Environmental work plans and baseline studies to support submittal of Plan of Operations and Federal and State permitting.

VANCOUVER, British Columbia, Feb. 24, 2020 -- Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) is pleased to announce the commencement of the 2020 Exploration and Engineering programs at the DeLamar Project, situated in Owyhee County in southwest Idaho.

“2019 was a milestone year for Integra in which we grew the resources to 3.9 million ounces of gold equivalent in M&I, along with 500,000 ounces of gold equivalent in inferred, and portrayed strong economic forecasts around these resources with a robust maiden PEA,” commented George Salamis, President and CEO of Integra Resources. “Our aim in 2020 is straightforward and aggressive; Integra will continue growing the resource base at DeLamar with a dedicated exploration drill campaign aimed at both high-grade and low-grade resource expansion, while at the same time advancing the metallurgical, environmental and engineering studies on the project to support future pre-feasibility level studies and permitting,” continued Mr. Salamis. “In short, Integra will focus on resource expansion and on de-risking the Project further with engineering. In the interim while we add value with this dual track strategy, the Company aims to release a PEA study update in the second half of 2020 which expects to incorporate a sizable portion of unoxidized mineralization that was not included in the maiden PEA mine plan announced last year. The goal for the 2020 PEA update is to demonstrate forecasted production levels well in excess of the ~125,000 ozs gold-equivalent average annual production level highlighted in the 2019 PEA study. Integra will seek to define how large a production scenario can be supported with the existing resource base, while pointing to new avenues of growth and upside with exploration.”

Final 2019 Florida Mountain Metallurgical Drill Results

Further highlighting the high-grade gold-silver potential at Florida Mountain, the Company is pleased to report results from the final two drill holes from the 2019 Florida Mountain metallurgical drill program in the table below.

Table 1. Final 2019 Florida Mountain Metallurgical Program Drill Results

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IFM-19-073	144.78	146.30	1.52	40.39	11.38	40.54
IFM-19-074	107.29	108.81	1.52	9.77	19.55	10.03

1. Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 80% conversion ratio)

2. Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

3. Intervals reported are uncapped

Numerous high-grade gold-silver intercepts reported by the Company since the acquisition of Florida Mountain, similar to today’s results, suggest that the near surface high-grade results intercepted to date have the potential to connect to high- grade unexplored veins within the basement granites, beneath the current Florida Mountain open pit resource. These high- grade veins will be a focus of drill testing in the spring/summer of this year.

Table 2. Summary of 2018 and 2019 High-Grade Florida Mountain Drill Results to Date

Drill Hole Number	From (m)	To (m)	Interval (m)(1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IFM18-001A	310.29	313.33	3.04	7.68	1085.32	21.65
IFM18-012	23.77	26.82	3.05	4.30	819.19	14.84
IFM18-026A	18.90	21.64	2.74	6.79	321.71	10.93
IFM19-050	16.46	18.59	2.13	19.58	68.18	20.46
	23.17	24.84	1.68	6.82	10.15	6.95

IFM19-054	55.47	58.52	3.05	3.06	253.68	6.32
	111.86	113.39	1.52	9.70	12.85	9.87

	5.18	6.71	1.52	9.31	3.40	9.35
IFM19-057	8.23	9.45	1.22	12.87	17.91	13.10
	9.45	10.97	1.52	5.17	4.72	5.23
IFM19-058	206.35	207.87	1.52	18.50	850.70	29.45
IFM19-062	0.00	37.95	37.95	2.12	181.96	4.47
Incl:	0.00	4.88	4.88	7.68	623.86	15.71
	26.52	29.20	2.68	7.09	27.43	7.45
IFM19-064	55.47	59.89	3.51	0.46	508.98	7.01
	68.28	69.80	1.52	7.08	795.73	17.32

1. Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 80% conversion ratio)

2. Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

3. Intervals reported are uncapped

2020 Exploration Plan

The Company’s drill program in 2020 will focus strongly on exploration upside, in contrast to 2019’s program which included necessary infill, metallurgical and confirmatory drilling in the lead up to the maiden PEA. In addition to rapidly advancing the DeLamar Project since its acquisition in late 2017, Integra has also quadrupled its land package to more than 27,000 acres. This additionally acquired exploration ground hosts multiple high-grade and bulk-tonnage low-grade targets identified through extensive IP geophysics, soil geochemical sampling, historic data compilation, and other studies. To view a target map of geochemical and IP data for the DeLamar Project, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/project_geochem_anomaly.pdf

The planned 2020 exploration work programs on these targets include:

Florida Mountain Deposit: 7,000 m Drill Program

Drilling at Florida Mountain will focus on expanding near-surface oxide and transitional mineralization adjacent to the existing resource, and testing for high-grade veins at depth below the lower limits of the resource boundary. Drilling targets within a recently discovered large 1,400 m x 600 m geochemical anomaly located directly east of the current resource boundary has the potential to significantly expand the mineralized zone near surface. In addition, high-grade vein potential at Florida Mountain lies within a north-south oriented corridor with a strike-length of over 6.1 km and a known vertical dip extent of more than 460 m, which will begin to be drill tested in 2020. Historical drilling by previous operators conducted at Florida Mountain is shallow (less than 120 m vertical on average) with the high-grade veins mined in the late 1800’s below this level never having been explored by modern methods including drilling.

War Eagle Mountain: 5,000 m Drill Program

War Eagle Mountain has produced several of the highest-grade drill results to date from the DeLamar Project (to view the associated War Eagle press release, please click the following link: https://integraresources.com/site/assets/files/2740/2020-02-06_nr_itr_99nbdur56ns.pdf). Located approximately 3 km from Florida Mountain Deposit, War Eagle’s history is well documented as the one of the highest-grade mines in the Western US during the late 1800’s and early 1900’s. At War Eagle, Integra’s drilling, together with a compilation of historical work, has identified that gold and silver occurs in several moderately to steeply plunging high-grade “shoots.” These shoots are zones of higher-grade mineralization, developed due to local structural influences, within a more extensive, comparatively lower-grade zone. The intent of this summer’s 5,000 m drill program at War Eagle will be to complete close-spaced drilling on these mineralized shoots, tracing them to high-grade feeder veins in the basement granite where historic high-grade mining took place, and into areas where undrilled soil geochemical anomalies exist on extension.

Preluding this drill program, the Company will conduct additional soil geochemistry north, south and east of current survey limits in addition to IP / Resistivity surveys and geological mapping.

Blacksheep Area: 3,000 m Drill Program

The Blacksheep area is located northwest of the DeLamar Deposit and hosts multiple low-sulphidation epithermal centers within a vast 5 km x 5 km area that is largely undrilled and hosts similar geochemical and geophysical signatures to the DeLamar and Florida Mountain Deposits. Significant soil geochemical anomalies, along with IP anomalies, have delineated targets throughout Blacksheep, in specific areas including Georgiana, Twin Peaks, Statue and Spain Hills, Argentum and Lucky Days. Initial rock chip sampling conducted by Integra in 2018 and 2019 has returned gold assays typically ranging from

0.2 g/t to 4.5 g/t Au, and silver values in several assays greater than 4,000 g/t Ag. These target areas hosting the various soil geochemical anomalies have sizable signatures akin to DeLamar and Florida Mountain, the largest of which is approximately 2 km x 2 km.

In conjunction with the 3,000 m drill program at Blacksheep, the Company will complete additional soil geochemical sampling, IP/Resistivity survey lines and geological mapping.

DeLamar Deposit: 1,500 m Drill Program

With the recently commenced drilling at the high-grade Henrietta target, situated 500 m west of the DeLamar Deposit resource boundary, the Company plans to initially complete 6 drill holes. The drilling is being conducted on extension from 2018 drilling which intersected the highest-grade silver to date on the Project, an intercept in IDM 18-066 of 1080.90 g/t Ag over 4.57 m, (see news release dated October 10, 2018). The Henrietta Target is host to a number of shallow, hand-dug shafts dating back to the late 1800’s.

As the Company continues to gain a better understanding of the unoxidized metallurgy at DeLamar Deposit, subject to these findings, the Company may redistribute drilling meterage to portions of the unoxidized zone at DeLamar Deposit. As drilling conducted in 2018 demonstrated, the unoxidized zone at DeLamar remains wide-open for expansion in various areas. Sullivan Gulch is one such area, where true thicknesses of mineralization is 125+ m on average, with grades often excess of 1 g/t AuEq.

2020 Engineering Plan

The Company currently contemplates releasing an updated PEA in the second half of 2020 that will incorporate portions the

1.9 Moz AuEq of measured and indicated (“M&I”) unoxidized material and 0.3 Moz AuEq of inferred unoxidized material at the DeLamar Deposit into the updated economics and a new mine plan. The PEA released in September 2019 did not include this resource as the Company wanted to further test processing options for this gold-silver mineralized material. The Company believes that large portions of this resource can be included into the PEA update, potentially showing amenability to both on- site milling/leaching and off-site concentrate process. Extensive metallurgical test-work has been conducted throughout the DeLamar Deposit itself on this unoxidized material and the Company is working closely with McLelland Labs in Reno, Nevada on processing options for this material. Incorporating this material into the PEA update has the potential to increase the currently forecasted average annual production profile of 124,000 ozs AuEq to a substantially larger production case scenario.

To view a table of the DeLamar Deposit in-pit unoxidized gold and silver equivalent resources, please click the following link:

https://www.integraresources.com/site/assets/files/2572/dm_06-2019_resources_tables_-_including_aueq.pdf

In parallel with the updated PEA and exploration program at the DeLamar Project, the Company will continue to de-risk and advance the Project towards pre-feasibility and permitting on several other fronts. Various pre-feasibility level studies have been initiated on the Project and will continue throughout the year, including:

• Pre-feasibility level variability drilling and metallurgical test work designed to show gold-silver recovery within the oxide and transitional mineralization, for the purposes of heap leaching

• Extensive metallurgical testwork to better define detailed heap leach and unoxidized processing methods and provide engineering confidence levels for future technical studies

• Various environmental baseline efforts designed to collect data which will feed into the National Environmental Policy Act (“NEPA”) process

• Initial Bureau of Land Management (“BLM”) and State of Idaho engagement on work plans and outlining an expedited path forward for submitting a Plan of Operations to the BLM

• Significant stakeholder engagement, continuing on from the 2019 stakeholder engagement initiatives.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra;

and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.